September 27, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Erin Purnell

Re:	Artemis Strategic Investment Company

Registration Statement on Form S-1

Filed February 12, 2021, as amended

File No. 333-253092

Dear Ms. Purnell:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby joins in the request of Artemis Strategic Investment Company that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on September 29, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that they intend to distribute approximately 450 copies of the Preliminary Prospectus dated September 20, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Barclays Capital Inc.

By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Managing Director

BMO Capital Markets Corporation

By:	/s/ Eric Benedict
Name: Eric Benedict
Title: Managing Director, Co-Head, Global Equity Capital Markets

[Signature Page to Underwriters’ Acceleration Request Letter]